NORTHERN LIGHTS VARIABLE TRUST

James P. Ash

Secretary

Direct Telephone: (631) 470-2619

Fax: (631) 470-2701

E-mail:jamesa@geminifund.com

May 15, 2014

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

Attn: Jason Fox

RE:

The TOPS Portfolios and the BCM Decathlon Portfolios of the Northern Lights Variable Trust (each a “Portfolio” and collectively the “Portfolios”)

File Nos. 333-131820; 811-21853

Dear Mr. Fox:

On behalf of the Registrant, this letter responds to the comments you provided by telephone on Tuesday, March 11, 2014, with respect to the TOPS Portfolios summary prospectus website and the BCM Decathlon Portfolios N-CSR filing dated December 31, 2012.  Your comments are set forth below, and each is followed by the Registrant’s response.

TOPS Portfolios summary prospectus website

Comment 1:

Upon review of the TOPS Portfolios summary prospectus website (www.geminifund.com/TOPSPortfolios), the link to the prospectus that relates solely to the TOPS Managed Risk Portfolios is incorrectly labeled “Protected Portfolio Prospectus.”  Please update.

Response:	The Registrant confirms that the aforementioned link has been renamed “Managed Risk Portfolio Prospectus.”

Comment 2:	The annual report on the TOPS Portfolios summary prospectus website is dated December 31, 2011. Please update this website to include the most recently filed TOPS Portfolios annual report.
Response:	The Registrant confirms that the TOPS Portfolios summary prospectus website has been updated to include its annual report for the period ended December 31, 2013.

BCM Decathlon Portfolios N-CSR filing dated December 31, 2012

Comment 3:	Please provide a reconciliation of each Portfolio’s investment allocation to cash, bond ETFs, stock ETFs and alternatives, as further described in the MDFP.
Response:

On February 11, 2014, the Board of Trustees of Northern Lights Variable Trust concluded that it is in the best interests of each Portfolio and its shareholders that the Portfolios cease operations. The Board determined to close the Portfolios and redeem all outstanding shares on April 14, 2014.

Comment 4:

The MDFP also includes a statement that the “objective of the portfolios is to provide investors with a tactical, global-allocation investment strategy that is designed to target and stay within each investor’s desired level of risk.” This statement is inconsistent with each Portfolio’s investment objective as described in its prospectus, which states that each Portfolio “seeks income and capital appreciation.” Going forward, please ensure that any reference to a Portfolio’s investment objective in is MDFP is consistent with its prospectus disclosure.

Response:

As noted previously, the BCM Portfolios liquidated on April 14, 2014.  However, the Registrant confirms that future references to a Portfolio’s investment objectives in an MDFP for any series in Northern Lights Variable Trust shall be consistent with the investment objective(s) set forth in its prospectus disclosure.

The Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*          *          *

Please contact me at (631) 470-2619 if you should require any further information.

Sincerely,

/s/ James P. Ash

James P. Ash

Secretary

Northern Lights Variable Trust